PE 12/22/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15008613

NO ACT

December 22, 2015

Act: 1934
Section:
Rule: 14a-8 (WD)
Public
Availability: 12-22-15

Carol V. Schwartz
American Express Company
carol.schwartz@aexp.com

Re: American Express Company

Dear Ms. Schwartz:

This is in regard to your letter dated December 22, 2015 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of the Susan D. Goldman Revocable Trust of 2009 and Portfolio 21 Global Equity Fund for inclusion in American Express' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that American Express therefore withdraws its December 18, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

cc: Brianna Murphy
Trillium Asset Management, LLC
bmurphy@trilliuminvest.com


AMERICAN
EXPRESS

December 22, 2015

American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

By E-Mail

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: American Express Company – Withdrawal of No-Action Request Submitted on December 18, 2015

Dear Ladies and Gentlemen:

This letter is submitted on behalf of American Express Company, a New York corporation (the "Company") to notify the Securities and Exchange Commission (the "Commission") that the Company wishes to withdraw the no-action request that was submitted to the Commission on December 18, 2015. Pursuant to *Staff Legal Bulletin No. 14* (July 13, 2001), attached hereto as Exhibit A is email correspondence from Trillium Asset Management on behalf of The Susan D. Goldman Revocable Trust of 2009 and Portfolio 21 Global Equity Fund (collectively, the "Proponent") that states that the Proponent has withdrawn its shareholder proposal that was submitted to the Company on November 10, 2015.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's desire to withdraw its no-action request.

We would be happy to provide any additional information and answer any questions regarding this matter. Please do not hesitate to contact me at (212) 640-5714 if I can be of any further assistance in this matter. Thank you.

Sincerely,

AMERICAN EXPRESS COMPANY



Carol V. Schwartz
Secretary and Corporate Governance Officer

Enclosures

cc: Trillium Asset Management
The Susan D. Goldman Revocable Trust of 2009
Portfolio 21 Global Equity Fund

Exhibit A

Emily Epstein

From: Brianna Murphy [BMurphy@trilliuminvest.com]
Sent: Monday, December 21, 2015 10:05 AM
To: shareholderproposals@sec.gov
Cc: Carol Schwartz; Emily Epstein
Subject: Shareholder Proposal withdrawal

Good morning,

On behalf of our client Susan Goldman we hereby withdraw our Rule 14a-8 proposal at American Express Company previously submitted by letter dated November 10, 2015.

Thank you,

Brianna

Brianna Murphy
Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111
617-532-6662
bmurphy@trilliuminvest.com

Emily Epstein

From: Brianna Murphy [BMurphy@trilliuminvest.com]
Sent: Tuesday, December 22, 2015 11:33 AM
To: Emily Epstein
Cc: Carol Schwartz; shareholderproposals@sec.gov
Subject: RE: Shareholder Proposal withdrawal

Hi Emily,

Yes I meant to include Portfolio 21 as well, my mistake. We are withdrawing on behalf of both clients. Thank you for clarifying.

Best,

Brianna

Brianna Murphy
Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111
617-532-6662
bmurphy@trilliuminvest.com

From: Emily Epstein [mailto:Emily.Epstein@aexp.com]
Sent: Tuesday, December 22, 2015 11:23 AM
To: Brianna Murphy <BMurphy@trilliuminvest.com>
Cc: Carol Schwartz <Carol.Schwartz@aexp.com>; shareholderproposals@sec.gov
Subject: RE: Shareholder Proposal withdrawal

Brianna,

Thank you for this information. I just wanted to confirm that you did not intend to withdraw the proposal on behalf of Portfolio 21 Global Equity Fund as well.

Thank you and Happy Holidays,

Emily

Emily Tabak Epstein | Vice President of Corporate Governance & Assistant Secretary
American Express Company
World Financial Center | 200 Vesey Street, 50th Floor, New York, NY 10285 | MC 01-50-01
212-640-5558 | 212-640-2003 | emily.epstein@aexp.com

From: Brianna Murphy [mailto:BMurphy@trilliuminvest.com]
Sent: Monday, December 21, 2015 10:05 AM
To: shareholderproposals@sec.gov
Cc: Carol Schwartz; Emily Epstein
Subject: Shareholder Proposal withdrawal

Good morning,

On behalf of our client Susan Goldman we hereby withdraw our Rule 14a-8 proposal at American Express Company previously submitted by letter dated November 10, 2015.

Thank you,

Brianna

Brianna Murphy
Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111
617-532-6662
bmurphy@trilliuminvest.com



American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

December 18, 2015

By E-Mail

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: American Express Company – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Trillium Asset Management

Dear Ladies and Gentlemen:

This letter is submitted on behalf of American Express Company, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for the 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by Trillium Asset Management on behalf of The Susan D. Goldman Revocable Trust of 2009 and Portfolio 21 Global Equity Fund (collectively, the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2016 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis on your request.

The Company intends to file its 2016 Proxy Materials on or about March 17, 2016.

The Proposal

The Company received the Proposal on November 11, 2015. A full copy of the Proposal is attached hereto as Exhibit A and other correspondence with the Proponent is attached hereto as Exhibit B. The Proposal's resolution reads as follows:

> **Resolved:** It is the sense of shareholders that gender pay inequality is a serious problem in the United States and in the financial services industry and that closing the gap is in the best interest of the company and the US economy.

<u>Basis for Exclusion</u>

The Proposal May Be Excluded Because It Is Not a Shareholder Proposal Within the Meaning of Rule 14a-8(a).

American Express Company is committed to ensuring that all of its employment practices, including those related to compensation, are nondiscriminatory on the basis of gender and has designed its compensation programs to afford women equal opportunity. American Express does not believe, however, that the Proposal meets the requirements of Rule 14a-8(a) because it neither recommends nor requires that the Company or its board of directors take any action with respect to gender pay inequality, and it does not provide any "course of action" the Company should follow.

Rule 14a-8(a) defines a shareholder proposal as a "recommendation or requirement that the company and/or its board of directors take action." Rule 14a-8(a) further provides that a shareholder proposal "should state as clearly as possible the course of action that [the proponent] believe[s] the company should follow."

Current Rule 14a-8(a) reflects revisions made as part of the 1998 amendments to the proxy rules. The Commission stated in its 1997 proposing release that the definition of a shareholder proposal in revised Rule 14a-8 "reflects [the Commission's] belief that a proposal that seeks *no specific action, but merely purports to express shareholders' views*, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials." *Amendments to Rules on Shareholder Proposals, Proposed Rule*, Release No. 34-39093 (Sept. 18, 1997) (emphasis added). The Commission further stated that under the proposed rule, the Division of Corporation Finance would (opposite from the then-current practice) concur in the exclusion of a shareholder proposal that "shareholders *express their dissatisfaction*" with an initiative because such a proposal did not request the company to take any action. *Id.* (emphasis added). The Commission subsequently adopted this definition as proposed. *Amendments to Rules on Shareholder Proposals, Final Rule*, Release No. 34-40018 (May 21, 1998). ("We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action." *Id.*)

Following adoption of revised Rule 14a-8(a), the Staff has consistently confirmed that a shareholder proposal is excludable if it merely purports to express shareholders' views on a subject matter, rather than recommend or require action. For example, in *Sensar Corp.*, the Staff concurred that a proposal was excludable under Rule 14a-8(a) where the proposal merely expressed "shareholder displeasure over matters relating to stock options" because it did not recommend or require that the company or its board of directors take any action. *Sensar Corp.* (avail. Apr. 23, 2001); *see also Longs Drug Stores Corp.* (avail. Jan. 23, 2008) (concurring that a proposal was excludable under Rule 14a-8(a) where the proposal sought to enable the proponent to express its views on the company's employment and compensation practices because it did not recommend or require that the company or its board of directors take any action); *C.S.X. Corp.* (avail. Feb. 1, 1999) (concurring that a proposal was excludable under Rule 14a-8(a) where the proposal merely recited three poems because it did not recommend or require that CSX or its board of directors take any action).

Here, the Proposal is not a shareholder proposal within the meaning of Rule 14a-8(a) because it does not recommend or require that the Company and/or the Company's board of directors take any action. Rather, similar to the proposals excludable in *Sensar*, *Longs*, and *C.S.X.*, the Proposal simply expresses shareholders' views—"*[i]t is the sense of the shareholders* that gender pay inequality is a serious problem in the United States and in the financial services industry and that closing that gap is in the best interest of the company and the US economy" (emphasis added). Contrary to the requirements of Rule 14a-8(a), the Proposal neither recommends nor requires that the Company or its board of directors take any action with respect to gender pay inequality, and it does not provide any "course of action" the Company should follow.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please do not hesitate to contact me at (212) 640-5714 if I can be of any further assistance in this matter. Thank you for your consideration.

Sincerely,

AMERICAN EXPRESS COMPANY



Carol V. Schwartz
Secretary and Corporate Governance Officer

Enclosures

cc: Trillium Asset Management
The Susan D. Goldman Revocable Trust of 2009
Portfolio 21 Global Equity Fund

Exhibit A

TRILLIUM

RECEIVED

BY: ....

November 10, 2015

Carol Schwartz
Corporate Secretary
American Express Company
200 Vesey Street, 50th floor
New York, NY 10285

Dear Ms. Schwartz,

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2.2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with American Express on behalf of The Susan D. Goldman Revocable Trust of 2009 and Portfolio 21 Global Equity Fund for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Susan D. Goldman Revocable Trust of 2009 and Portfolio 21 Global Equity holds more than $2,000 of American Express common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (617) 532-6662, Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111; or via email at bmurphy@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,



Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Kenneth Chenault, Chairman and Chief Executive Officer

Enclosures

Whereas:

The median income for a woman working full time in the United States is reported to be 78 percent of that of their male counterparts. This gap has largely remained flat over the past decade.

The financial services sector is routinely found to have one of the widest gaps in pay by gender relative to other parts of the economy. Despite women making up nearly one third of the financial services workforce, women on average earn less than their male colleagues.

The persistence of gender pay disparity is evident through the numerous lawsuits brought at major financial services firms. Companies like Morgan Stanley, Citigroup, Wells Fargo and Bank of America have all settled gender discrimination lawsuits ranging from $32 - $46 million. These lawsuits are costly to the company and costly to shareholders. By publicly discussing and examining gender pay within the company, American Express can reduce its risk of gender bias problems and subsequently potentially costly lawsuits.

A large body of evidence suggests that diversity leads to better performance. Consulting firm McKinsey & Company has found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity. A May 2014 study from University of Castilla La Mancha found gender diverse teams were better at driving "radical innovation". While advancing women to executive roles is important in addressing gender diversity, compensating women fairly relative their male counterparts is also key.

Last year PricewaterhouseCoopers voluntarily released its gender pay gap in Britain. The analysis showed that most of its 15.1 percent pay disparity reflected a lack of women in senior jobs. Consequently the firm focused on whether it was promoting fairly. In 2013, the grade just below partner was 30 percent female, yet only 16 percent of those promoted to partner were women.

Companies may also face regulatory risk related to pay parity. The Paycheck Fairness Act of 2014 is pending before Congress to improve company-level transparency and strengthen penalties for equal-pay violations. President Obama has signed an executive action requiring companies who do business with the federal government to report pay data by gender and race to the Department of Labor.

The potential cost savings of closing the gender wage gap are enormous. About 20 percent of large companies now train employees to recognize unconscious bias, spending billions of dollars to try to stamp out unintentional discrimination yet performing a salary analysis is less expensive and potentially more effective. Evidence suggests that less secrecy about pay results in greater employee loyalty and lower turnover. Additionally, American Express may enjoy a competitive edge in hiring employees who know they will be fairly compensated regardless of their gender.

Resolved: It is the sense of shareholders that gender pay inequality is a serious problem in the United States and in the financial services industry and that closing that gap is in the best interest of the company and the US economy.

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on Portfolio 21 Global Equity Fund's behalf at American Express for inclusion in its 2016 proxy materials concerning gender wage disparity.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of American Express common stock that it has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

11/9/15
DATE

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Susan D. Goldman Revocable Trust of 2009 at American Express for inclusion in its 2016 proxy materials concerning gender wage disparity.

The Susan D. Goldman Revocable Trust of 2009 is the beneficial owner of more than $2,000 worth of American Express common stock that Susan D. Goldman Revocable Trust of 2009 has held continuously for more than one year. The Susan D. Goldman Revocable Trust of 2009 intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

The Susan D. Goldman Revocable Trust of 2009 specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Susan D. Goldman Revocable Trust of 2009 intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. The Susan D. Goldman Revocable Trust of 2009 understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Susan Goldman

1 Nov 15

DATE

Exhibit B



American Express Company
200 Vesey Street
New York, NY 10285

November 19, 2015

Via overnight mail to:

Ms. Brianna Murphy
Trillium Asset Management
Two Financial Center
60 South Street. Suite 1100
Boston, MA 02111

Dear Ms. Murphy:

On behalf of American Express Company (the "Company"), we formally acknowledge receipt of the shareholder proposal relating to gender pay inequality which you submitted on behalf of The Susan D. Goldman Revocable Trust of 2009 (the "Trust") and Portfolio 21 Global Equity Fund (the "Fund"). We acknowledge that you intend to present this proposal on behalf of the Trust and the Fund at the Company's 2016 Annual Meeting of Shareholders. We received the proposal on November 11, 2015.

Since the Company's records do not indicate that the Trust and the Fund are registered holders, you are required under Rule 14a-8(b) of the Securities Exchange Act of 1934 to submit to the Company written statements from the record holders of the Trust and the Fund's Company shares and participants in the Depository Trust Company ("DTC") verifying that the Trust and the Fund each have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to be voted on the proposal at the Annual Meeting, for at least one year preceding and including November 10, 2015.

In order to determine if the banks or brokers holding the Trust and the Fund's shares are DTC participants, you can check the DTC's participant list, which is currently available on the Internet at: http://dtcc.com/client-center/dtc-directories.aspx. If the banks or brokers holding the shares are not DTC participants, you also will need to obtain proof of ownership from the DTC participants through which the shares are held. You should be able to find out who the DTC participants are by asking the brokers or banks. If the DTC participants know the brokers or banks' holdings, but do not know the Trust or the Fund's holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements for each of the Trust and the Fund verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Trust and the Fund's brokers or banks confirming each of the Trust and the Fund's ownership, and the other from the DTC participants confirming the brokers or banks' ownership.

Enclosed is a copy of Rule 14a-8. Under Rule 14a-8(f), as you know, you must submit your proof of eligibility no later than 14 days from the date you receive this notification.

Very truly yours,



Emily T. Epstein
Senior Assistant Corporate Secretary

Pages 12 through 16 redacted for the following reasons:

"Copyrighted Material Omitted"


TRILLIUM
ASSET MANAGEMENT

November 24, 2015

Via FedEx

Emily Epstein
Assistant Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285

Re: Request for verification

Dear Ms. Epstein:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Susan D. Goldman Revocable Trust of 2009 as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please direct any communications to me at (617) 532-6662, Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111;
or via e-mail at bmurphy@trilliuminvest.com.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 24, 2015

Re: SUSAN D GOLDMAN TRUST*** & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 527 shares of AXP common stock. These 527 shares have been held in this account continuously for at least one year prior to November 10, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Susan D. Goldman Revocable Trust of 2009 at American Express for inclusion in its 2016 proxy materials concerning gender wage disparity.

The Susan D. Goldman Revocable Trust of 2009 is the beneficial owner of more than $2,000 worth of American Express common stock that Susan D. Goldman Revocable Trust of 2009 has held continuously for more than one year. The Susan D. Goldman Revocable Trust of 2009 intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

The Susan D. Goldman Revocable Trust of 2009 specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Susan D. Goldman Revocable Trust of 2009 intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. The Susan D. Goldman Revocable Trust of 2009 understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Susan Goldman

1 Nov 15
DATE



November 24, 2015

Via FedEx

Emily Epstein
Assistant Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285

Re: Request for verification

Dear Ms. Epstein:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Portfolio 21 Global Equity Fund as well as the custodial letter from US Bank documenting that the fund holds sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please direct any communications to me at (617) 532-6662, Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111;
or via e-mail at bmurphy@trilliuminvest.com.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC



usbank.com

November 24, 2015

Re: Portfolio 21 Global Equity Fund 19-7002

This letter is to confirm that US Bank holds as custodian for the above client 57,000 shares of common stock in American Express Company. These 57,000 shares have been held in this account continuously for at least one year prior to November 10, 2015.

These shares are held at Depository Trust Company under the nominee name of US Bank.

This letter serves as confirmation that the shares are held by US Bank.

Sincerely,

Alex Haugen
Officer | Manager – Fund Custody
p. 414.905.5359 | f. 866.246.4598 | alexander.haugen@usbank.com

U.S. Bank
RiverCenter (Schlitz Park)
1555 Rivercenter Drive, Milwaukee, WI 53212 | MK-WI-S302

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on Portfolio 21 Global Equity Fund's behalf at American Express for inclusion in its 2016 proxy materials concerning gender wage disparity.

Portfolio 21 Global Equity Fund is the beneficial owner of more than $2,000 worth of American Express common stock that it has held continuously for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. The Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

11/9/15
DATE